# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### November 19, 2012

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### AMR Corporation

### File No. 001-08400 - CF#28929

_____

AMR Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 17, 2012.

Based on representations by AMR Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1            through January 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Loan Lauren P. Nguyen
Special Counsel